[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
November 18, 2019

Elizabeth Bentzinger Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

RE:	Cushing® Mutual Funds Trust (File Nos. 333-220520 and 811-23293)
Dear Ms. Bentzinger:
Thank you for your telephonic comments received November 8, 2019 regarding Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on September 27, 2019 by Cushing® Mutual Funds Trust (the “Trust”), regarding its series Cushing® NextGen Infrastructure Fund (the “Fund”). We have considered your comments and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in a Post-Effective Amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act. Capitalized terms not defined herein have the definitions provided to them in the Fund’s Prospectus or Statement of Additional Information.
General

Comment 1:	Update the name of the series on EDGAR when it becomes effective.

Response:	The Trust notes your comment and will update the series name when it becomes effective.

Comment 2:	We note that Class C Shares have been removed from the Prospectus, please confirm supplementally that Class C Shares have not been sold.

Response	There are currently no Class C Shares of the Fund outstanding and Class C Shares of the Fund will no longer be offered.
Prospectus Summary -- Fees and Expenses of the Fund

Comment 3:	Remove footnote (b) to the fee and expense table, as the disclosure is neither required nor permitted by Form N-1A.

Response:	The Trust has removed footnote (b) as requested.

Comment 4:	Please explain footnote (c).

Response:	Other Expenses are estimated based on the expenses incurred by the Fund during the prior fiscal year. The Trust has revised the footnote accordingly.

Comment 5:
In the narrative before the fee and expense example, please revise the disclosure to state that the example assumes that an investor holds or redeems shares. Additionally, remove the second example, as costs would be the same under both assumptions.

Response:	The Trust has revised the disclosure as requested.

Comment 6:
In the narrative before the fee and expense example, please revise the parenthetical explaining that the example is estimated “giving effect to the expense limitation only during the first two years,” as the expense limitation expires on March 31, 2021.

Response:	The Trust has revised the disclosure as requested.
Prospectus Summary -- Principal Investment Strategies of the Fund

Comment 7:
Consider identifying energy infrastructure companies as a separate category of infrastructure companies from industrial infrastructure companies, particularly in light of the Fund’s stated policy of concentrating in the energy sector.

Response:	The Trust has revised the disclosure as requested.

Comment 8:	Consider providing examples of sustainable infrastructure assets, as you do for the others categories of infrastructure assets.

Response:	The Trust has revised the disclosure as requested.

Comment 9:	Clarify how much the Fund may invest in MLPs regardless of whether they are qualified publicly traded partnerships.

Response:
The Fund has not adopted a policy with respect to the maximum that may be invested in MLPs regardless of whether they are qualified publicly traded partnerships. Investing in MLPs that are not qualified publicly traded partnerships is not a principal investment strategy of the Fund.

Comment 10:	Define “MLP” and explain what an MLP is.

Response:	The Trust has revised the disclosure as requested.

Comment 11:	The term Qualified Publicly Traded Partnerships is not defined until the SAI. Please move this definition to the Prospectus.

Response:	The Trust has revised the disclosure as requested.

Comment 12:	Move the information regarding the Adviser’s investment approach from the Prospectus Summary to the body of the Prospectus.

Response:	The Trust has revised the disclosure as requested.
Prospectus Summary -- Principal Risks of Investing in the Fund

Comment 13:
Consider whether discontinuation of LIBOR is a principal risk of the Fund. If not, explain why not. If it is, include principal risk disclosure that describes how the discontinuation of LIBOR could impact the Fund’s investments, including (1) if Fund will invest in instruments that pay floating rates based on LIBOR that do not include a fall back provision for how interest rates will be calculated if LIBOR is no longer published, and how it will effect liquidity of those investments, and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response
The Fund does not believe that the discontinuation of LIBOR is a principal risk associated with an investment in the Fund. While the Fund is permitted to invest in debt securities, the Fund currently invests principally in equity securities (including common stock and MLP interests). Investing in floating rate debt securities is not currently a principal investment strategy of the Fund.

Comment 14:	Consider adding management risk because the Fund will have an actively managed portfolio.

Response:	The Trust has revised the disclosure as requested.

Comment 15:	Please delete the redundant statements from the introductory paragraph to the “Principal Risks of Investing in the Fund” section.

Response:	The Trust has revised the disclosure as requested.

Comment 16:	Under “Infrastructure Companies Risk,” please revise risk disclosure to include disclosure specific to investing in industrial infrastructure companies.

Response
The Trust respectfully submits that the first paragraph of “Infrastructure Companies Risk” includes appropriate risk disclosure regarding risks associated with infrastructure companies generally, including traditional infrastructure companies, such as industrial infrastructure companies and energy infrastructure companies.

Comment 17:	Under “Master Limited Partnership Risk,” please correct the typographical error in clause (i).

Response:	The Trust has revised the disclosure as requested.

Comment 18:
“Risks Associated with an Investment in Non-U.S. Companies” is included as a principal risk factor, therefore make clear in the Fund’s description of its principal investment strategies that investment in non-U.S. companies is a principal strategy of the Fund.

Response:	The Trust has revised the disclosure as requested.
Prospectus Summary – Performance

Comment 19:	If true, please state that performance will be different going forward due to changes in the Fund’s principal investment strategies.

Response:	The Trust has revised the disclosure as requested

Comment 20:	Include year to date performance information as of the end of the most recent quarter in a footnote to the bar chart. See Item 4(b)(2)(ii) of Form N-1A.

Response:	The Trust has revised the disclosure as requested.

Prospectus Summary – Portfolio Managers

Comment 21:	Give the date of inception of the Predecessor Fund.

Response:	The Trust has revised the disclosure as requested.
Additional Information about the Fund -- Principal Investment Strategies of the Fund

Comment 22:
In the third paragraph, consider whether references to “information infrastructure assets” and “next generation infrastructure assets” should refer to “technology and communications” infrastructure assets.

Response:	The Trust has revised the disclosure accordingly.
Additional Information about the Fund -- Additional Investment Strategies of the Fund and General Portfolio Policies

Comment 23:
Clarify if these are principal or non-principal investment strategies. Revise disclosure to include all principal investment strategies together and include a separate section for non-principal investment strategies and make clear they are non-principal.

Response:	The Trust has revised the disclosure as requested.
Additional Information about the Fund -- Principal Risks of Investing in the Fund

Comment 24:	In the second sentence of the introductory paragraph, delete the phrase “In addition to the risks discussed below…”

Response:	The Trust has revised the disclosure as requested.

Comment 25:	“Canadian Investment Risks” is included as a principal investment risk. Either add this as a principal risk in the Summary Prospectus or move to non-principal risk factors.

Response:
The Trust respectfully notes that “Canadian Investment Risk” is not a separate risk factor, but is a sub-heading under “Risks Associated with an Investment in Non-U.S. Companies,” which is included in summary form in the Summary Prospectus.

Additional Information about the Fund -- Additional Risks of Investing in the Fund

Comment 26:
Clarify if these are principal or non-principal risks. Revise disclosure to include all principal risks together and include a separate section for non-principal risks and make clear they are non-principal. The Fund is encouraged to move non-principal risks to the SAI.

Response:	The Trust has revised the disclosure to group non-principal risks together and make clear that they are non-principal.
Additional Information about the Fund -- Investment Policies and Objectives

Comment 27:	Confirm supplementally that shareholders have been notified of changes in the Fund’s 80% policy at least 60 days in advance.

Response:	The Trust confirms that notice of the changes in the Fund’s 80% policy was provided to Fund shareholders at least 60 days in advance.

Comment 28:	Please clarify that the Fund “looks through” its holdings in investments in all investment companies, not only ETFs, in order to comply with any stated investment strategy, objective or policies.

Response:
Unlike ETFs, other investment companies do not offer daily portfolio transparency to allow the Fund to look through the holdings of such investment companies. The Fund has added disclosure that for purposes of the Fund’s 80% policy, the Fund will count investments in other investment companies toward the 80% minimum only if such investment company has itself adopted a corresponding 80% policy.

Financial Highlights

Comment 29:	Confirm that financial highlights for the Fund’s most recent semi-annual period have been included.

Response:	The Trust confirms that financial highlights for the Fund’s most recent semi-annual period have been included.

Comment 30:	Revise references to the Predecessor Fund in the lead in to the Financial Highlights.

Response:	The Trust has revised the disclosure as requested.

Comment 31:	Consider whether certain information throughout the Prospectus and SAI provided as of November 30, 2018 can be updated as of a more recent date.

Response:
The Trust has reviewed information throughout the Prospectus and SAI and where applicable has provided such information through May 31, 2019. The Trust notes that the Prospectus and SAI will be further updated to include the November 30, 2019 financial information when available.

Statement of Additional Information – Investment Restrictions

Comment 32:
The third restriction under “Investment Restrictions,” describing the Fund’s concentration policy, references a carve out for “securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions.” In the narrative that follows, please clarify that the Fund will include municipal securities that are backed principally by assets and revenues of non-governmental users when determining compliance with its concentration policy.

Response:	The Trust has revised the disclosure as requested.

Comment 33:	Please clarify that the Fund “looks through” its holdings in investments in all investment companies, not only ETFs, in order to comply with any stated investment strategy, objective or policies.

Response:
Unlike ETFs, other investment companies do not offer daily portfolio transparency to allow the Fund to look through the holdings of such investment companies. The Fund has added disclosure that for purposes of the Fund’s 80% policy, the Fund will count investments in other investment companies toward the 80% minimum only if such investment company has itself adopted a corresponding 80% policy.

Statement of Additional Information – Portfolio Managers

Comment 34:	Update information to the most recent practicable date.

Response:	The Trust has updated the disclosure as requested.

Comment 35:	The headings of the table “Dollar Range of Equity Securities in the Fund” refers to the Predecessor Fund. Update this to reference the Fund.

Response:	The Trust has revised the table headings as requested.
Statement Of Additional Information – Control Persons and Principal Holders

Comment 36:	Update the information in the table to a date within 30 days.

Response:	The Trust has updated the disclosure as requested.

Comment 37:	Update the information regarding Trustee and Executive Officer holdings to a date within 30 days.

Response:	The Trust has updated the disclosure as requested.
Statement Of Additional Information – Service Providers -- Distributor

Comment 38:	Under “Distribution Plan and Service Plan (Rule 12b-1)” delete the reference to the Predecessor Fund in the fourth paragraph.

Response:
Information for periods prior to December 18, 2017 reflects the Predecessor Fund. Therefore, the Trust respectfully submits that this reference to the Predecessor Fund is appropriate. When information for the fiscal year ending November 30, 2019 is included, the reference to the Predecessor Fund will be removed.

* * * * * *
Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
Kevin T. Hardy